SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 11)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Norwegian Cruise Line Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G66721 10 4
(CUSIP Number)

Blondel So King Tak Executive Vice President, Corporate Services Genting Hong Kong Limited c/o Suite 1501, Ocean Centre 5 Canton Road Kowloon, Hong Kong, People’s Republic of China +852-2378-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G66721 10 4	13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS Star NCLC Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS(see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,398,307 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,398,307 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,398,307 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.1% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on a total of 227,910,542 Ordinary Shares (as defined herein) outstanding as of May 5, 2017 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on May 10, 2017.

CUSIP No. G66721 10 4	13D	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS Genting Hong Kong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS(see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,398,307 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,398,307 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,398,307 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.1% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on a total of 227,910,542 Ordinary Shares outstanding as of May 5, 2017 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 10, 2017.

This Amendment No. 11 (the “Amendment”) amends and supplements the Schedule 13D filed on February 4, 2013, as amended and supplemented by Amendment No. 1 filed on August 16, 2013, Amendment No. 2 filed on December 9, 2013, Amendment No. 3 filed on December 31, 2013, Amendment No. 4 filed on March 10, 2014, Amendment No. 5 filed on November 21, 2014, Amendment No. 6 filed on March 11, 2015, Amendment No. 7 filed on April 10, 2015, Amendment No. 8 filed on May 26, 2015, Amendment No. 9 filed on August 13, 2015 and Amendment No. 10 filed on December 17, 2015 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by Star NCLC Holdings Ltd. (“Star NCLC”) and Genting Hong Kong Limited (“Genting HK”)with respect to the Ordinary Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the fourth paragraph of Item 2 of the Original Schedule 13D in its entirety as follows:

“As of March 20, 2017, the principal shareholder of Genting HK is Golden Hope Limited (“GHL”) as trustee of the Golden Hope Unit Trust (“GHUT”) – 70.78%.  GHL is a company incorporated in the Isle of Man acting as trustee of GHUT, a private unit trust which is held directly and indirectly by First Names Trust Company (Isle of Man) Limited, as trustee of a discretionary trust, the beneficiaries of which are Tan Sri Lim Kok Thay and certain members of his family.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D as set forth below:

“(a)–(b) The following disclosure is based on a total of 227,910,542 Ordinary Shares outstanding as of May 5, 2017 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 10, 2017.

Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to beneficially own 25,398,307 Ordinary Shares of the Issuer, which constitutes approximately 11.1% of the outstanding Ordinary Shares of the Issuer.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends Item 6 of the Original Schedule 13D by adding the paragraphs set forth below immediately after the first paragraph.

“Margin Loan Facility

Genting HK, as borrower (the “Borrower”), entered into a Revolving Facilities Agreement (the “Facilities Agreement”) dated as of March 30, 2017 with Natixis, as lender (the “Lender”). Star NCLC, as pledgor (the “Pledgor”), entered into a Pledge Agreement (the “Pledge Agreement”) dated as of June 28, 2017 with the Lender.

Pursuant to the Pledge Agreement, the Pledgor pledged a maximum of 11 million Ordinary Shares as collateral to secure repayment of amounts outstanding under the Facilities Agreement. The revolving credit facilities under the Facilities Agreement are initially available for a period of approximately 12 months, subject to two 12-month extensions. Upon the occurrence of certain events that are customary for this type of credit facilities, the Lender may exercise its rights to require the Borrower to pre-pay the loan proceeds, post additional collateral, or foreclose on, and dispose of, the pledged Ordinary Shares in accordance with the Facilities Agreement and the Pledge Agreement.”

Item 7. Material to Be Filed as Exhibits

1. Joint Filing Agreement dated as of February 1, 2013, by and between the Reporting Persons (previously filed with the Commission as Exhibit 1 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

2. Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting HK, Star NCLC, AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 30, 2013 (File No. 001-37584)).

3. Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and Star NCLC (previously filed with the Commission as Exhibit 3 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

4. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 7, 2013) (the “Resale Offering Underwriting Agreement”).

5. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D of Star NCLC and Genting HK filed with the Commission on August 16, 2013).

6. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013) (the “Dec. 2013 Resale Offering Underwriting Agreement”).

7. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Dec. 2013 Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013).

8. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 10, 2014) (the “Feb. 2014 Resale Offering Underwriting Agreement”).

9. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Feb. 2014 Resale Offering Underwriting Agreement and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 9 to Amendment No. 4 to Schedule 13D filed by Star NCLC and Genting HK on March 10, 2014).

10. Amendment No. 1 to the Amended and Restated Shareholder’s Agreement, dated November 19, 2014, by and among Norwegian Cruise Line Holdings Ltd., Genting Hong Kong Limited, Star NCLC Holdings Ltd., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., TPG Viking AIV III, L.P., AIF VI Euro Holdings, L.P., AAA Guarantor – Co-Invest VII, L.P., AIF VII Euro Holdings, L.P., Apollo Alternative Assets, L.P., Apollo Management VI, L.P. and Apollo Management VII, L.P. (incorporated by reference to Exhibit 10.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on November 20, 2014).

11. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 9, 2015) (the “March 2015 Resale Offering Underwriting Agreement”).

12. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the March 2015 Resale Offering Underwriting Agreement and UBS Securities LLC (incorporated by reference to Exhibit 12 to Amendment No. 6 to Schedule 13D filed by Star NCLC and Genting HK on April 10, 2015).

13. Waiver Letter, dated April 9, 2015, by Genting Hong Kong Limited and Star NCLC Holdings Ltd. (incorporated by reference to Exhibit 13 to Amendment No. 7 to Schedule 13D filed by Star NCLC and Genting HK on April 10, 2015).

14. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on May 21, 2015) (the “May 2015 Resale Offering Underwriting Agreement”).

15. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the May 2015 Resale Offering Underwriting Agreement and Goldman, Sachs & Co. (incorporated by reference to Exhibit 15 to Amendment No. 8 to Schedule 13D filed by Star NCLC and Genting HK on May 26, 2015).

16. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 12, 2015) (the “August 2015 Resale Offering Underwriting Agreement”).

17. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the August 2015 Resale Offering Underwriting Agreement and Goldman, Sachs & Co. (incorporated by reference to Exhibit 2 to Amendment No. 8 to Schedule 13D of Apollo Funds filed with the Commission on August 18, 2015).

18. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on December 16, 2015).

19. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Dec. 2015 Resale Offering Underwriting Agreement and Goldman, Sachs & Co. (previously filed with the Commission as Exhibit 19 to Schedule 13D/A No. 10 filed by Star NCLC and Genting HK on December 17, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2017

STAR NCLC HOLDINGS LTD.

By: /s/ Blondel So King Tak
Name: Blondel So King Tak Title: Director

GENTING HONG KONG LIMITED

By: /s/ Blondel So King Tak
Name: Blondel So King Tak Title: Executive Vice President, Corporate Services and Authorized Person

INDEX TO EXHIBITS

1. Joint Filing Agreement dated as of February 1, 2013, by and between the Reporting Persons (previously filed with the Commission as Exhibit 1 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

2. Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting HK, Star NCLC, AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 30, 2013 (File No. 001-37584)).

3. Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and Star NCLC (previously filed with the Commission as Exhibit 3 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

4. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 7, 2013).

5. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D of Star NCLC and Genting HK filed with the Commission on August 16, 2013).

6. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013).

7. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Dec. 2013 Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013).

8. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 10, 2014).

9. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Feb. 2014 Resale Offering Underwriting Agreement and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 9 to Amendment No. 4 to Schedule 13D filed by Star NCLC and Genting HK on March 10, 2014).

10. Amendment No. 1 to the Amended and Restated Shareholder’s Agreement, dated November 19, 2014, by and among Norwegian Cruise Line Holdings Ltd., Genting Hong Kong Limited, Star NCLC Holdings Ltd., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., TPG Viking AIV III, L.P., AIF VI Euro Holdings, L.P., AAA Guarantor – Co-Invest VII, L.P., AIF VII Euro Holdings, L.P., Apollo Alternative Assets, L.P., Apollo Management VI, L.P. and Apollo Management VII, L.P. (incorporated by reference to Exhibit 10.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on November 20, 2014).

11. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 9, 2015).

12. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the March 2015 Resale Offering Underwriting Agreement and UBS Securities LLC (incorporated by reference to Exhibit 12 to Amendment No. 6 to Schedule 13D filed by Star NCLC and Genting HK on April 10, 2015).

13. Waiver Letter, dated April 9, 2015, by Genting Hong Kong Limited and Star NCLC Holdings Ltd. (incorporated by reference to Exhibit 13 to Amendment No. 7 to Schedule 13D filed by Star NCLC and Genting HK on April 10, 2015).

14. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on May 21, 2015).

15. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the May 2015 Resale Offering Underwriting Agreement and Goldman, Sachs & Co. (incorporated by reference to Exhibit 15 to Amendment No. 8 to Schedule 13D filed by Star NCLC and Genting HK on May 26, 2015).

16. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 12, 2015).

17. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the August 2015 Resale Offering Underwriting Agreement and Goldman, Sachs & Co. (incorporated by reference to Exhibit 2 to Amendment No. 8 to Schedule 13D of Apollo Funds filed with the Commission on August 18, 2015).

18. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Goldman, Sachs & Co. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on December 16, 2015).

19. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Dec. 2015 Resale Offering Underwriting Agreement and Goldman, Sachs & Co. (previously filed with the Commission as Exhibit 19 to Schedule 13D/A No. 10 filed by Star NCLC and Genting HK on December 17, 2015).